Exhibit 100.0

NICE Adaptive WFO and cloud-based EVOLVE WFM Recognized for
Advancing the Contact Center Industry and Driving Better Customer Service

The NICE solutions were selected among the industry’s most innovative in the TMC CUSTOMER
Magazine Awards

Hoboken, N.J., April 24, 2017 – NICE (Nasdaq:NICE) today announced that it has received two awards presented by TMC’s CUSTOMER magazine for its innovation and leadership in Workforce Optimization (WFO). NICE Adaptive WFO was a recipient of the magazine’s first-ever Workforce Optimization Innovation award, while NICE EVOLVE WFM was declared a 2017 Product of the Year. Both solutions were recognized by TMC as advancing the contact center industry and driving better customer service.

NICE Adaptive WFO provides persona based insights into employees’ individual skills and preferences, so they can be directed to where they will be most effective and engaged. When they are meaningfully engaged, customer service agents perform better, managers achieve more, and attrition is reduced. These optimizations create a strong and stable workforce, which, in turn, provides greater customer satisfaction.

NICE’s cloud-based EVOLVE WFM solution is a sophisticated SaaS solution for automated scheduling, forecasting, and real-time adherence to help organizations. Already adopted by companies globally, especially small and mid-sized businesses, the solution helps organizations handle the complexities of the modern contact center environment in a simple manner. The continuous delivery model ensures that new capabilities are immediately available and eliminates the need for traditional upgrades, providing a model that is seamless and non-disruptive to business continuity.

Miki Migdal, president of the NICE Enterprise Product Group, said: “We are honored that TMC has seen fit to recognize NICE for our leading customer experience technologies across two Workforce Optimization categories. Our goal is to provide the most innovative, data driven solutions to allow organizations to engage their employees in new ways.”

“On behalf of TMC and CUSTOMER magazine, I would like to congratulate NICE on its multiple awards,” said TMC CEO Rich Tehrani. “These solutions provide insights that tie together data from multiple sources to help develop an overall strategy to deliver a better overall customer experience. There were many impressive contenders this year, and NICE stood out for its dedication to innovation.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.